UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934

Date of Report (Date of earliest event reported):   October 3, 2003

NBO SYSTEMS, INC.
(Exact name of registrant as specified in its charter)

STATE OF MARYLAND	033037	55-0795927
(State or other jurisdiction of incorporation)	(Commission File Number)	(IRS Employer Identification No.)

3676 West California Avenue, Building D
Salt Lake City, Utah   84104
(Address of principal executive offices)

Registrant's telephone number, including area code (801) 887-7000

ITEM 4.   CHANGES IN REGISTRANT'S CERTIFYING ACCOUNTANT

(a).(1).   (i).   In a letter dated October 3, 2003, Grant Thornton LLP gave notice of its resignation as NBO Systems, Inc.'s (the "Company" or "NBO") independent accountants. On October 9, 2003, Grant Thornton LLP provided another letter with additional detail surrounding its resignation.

           (ii).   The Company's consolidated financial statements for the fiscal year ended March 31, 2002 was unqualified except that the audit report had an additional paragraph related to the substantial doubt about the Company's ability to continue as a going concern. Grant Thornton LLP submitted its resignation prior to the completion of the audit of the Company's consolidated financial statements for the fiscal year ended March 31, 2003.

           (iii). The Company's Audit Committee is comprised of the Board of Directors as a whole. As Grant Thornton LLP resigned, there was no need for approval.

           (iv).   During the Company's two most recent fiscal years and the subsequent interim period preceding such resignation, the Company has had no disagreements with Grant Thornton LLP on any matter of accounting principles or practices, or auditing scope or procedure, which disagreements, if not resolved to the satisfaction of Grant Thornton LLP would have caused them to make reference thereto in their report on the consolidated financial statements of the Company, except as described in the following paragraphs.

(a)(1)(v) (B)   Grant Thornton LLP advised the Company that information has come to Grant Thornton LLP's attention that has led it to no longer be able to rely on management's representations, or that has made it unwilling to be associated with the financial statements prepared by management.

           Grant Thornton LLP questioned the Company's use of "estimated breakage", that is, an estimated amount of gift certificate sales the Company believes will never be redeemed and thus will ultimately be abandoned. The Company accounts for actual "breakage", that is, the amount of gift certificates that have expired or reached their legal statute of limitations, by moving that amount from gift certificates payable and restricted cash to unrestricted cash, where it is used in the Company's operations. At that time said "breakage" is also recorded as revenue in accordance with the Company's Revenue Recognition Policy as stated in the Company's Financial Statements. In addition, the Company withdraws cash reflecting "estimated breakage", and makes use of it as operating capital. From the outset, the Company assured Grant Thornton LLP that its contracts with its customers permit the withdrawal and use of "estimated breakage" as well as "breakage," that its customers permit the withdrawal and use of "estimated breakage" as well as "breakage", and further, that its customers know of and acquiesce in this practice.

To gain assurance with respect to NBO's contractual rights and obligations, Grant Thornton LLP asked that the Company seek an independent legal analysis of this issue. That analysis concluded, however, that the contracts do not expressly allow for the practice regarding "estimated breakage" as employed by NBO, and may be ambiguous and therefore open to multiple interpretations. In an effort to confirm the Company's assertion that its customers were aware of and approved its practices, Grant Thornton LLP determined that confirmations should be sent to selected accounts. Grant Thornton LLP believes that its efforts were at first vigorously resisted by the Company. The Company ultimately agreed to permit the confirmation procedure. To facilitate a timely response, Grant Thornton LLP requested only that the Company's Chief Executive Officer advise the recipients that the confirmation letter was being sent to them by express carrier. Subsequently, through conversations with the Company's counsel, Grant Thornton LLP became aware that the Company's Chief Executive Officer had replied to contacts made by certain recipients of the confirmations. Grant Thornton LLP has advised the Company that whether and how this contact may have influenced the recipients' responses is unclear to Grant Thornton LLP. Grant Thornton LLP believes that the confirmations that were returned to Grant Thornton LLP did not clearly support NBO's representations about its customers' understanding of the contracts.

In view of this sequence of events, Grant Thornton LLP determined that it could not continue with the audit. At the present time, Grant Thornton LLP cannot agree with the Company's treatment of "estimated breakage". As such, Grant Thornton LLP would not be able to issue an unqualified report on the Company's financial statements for the fiscal year ended March 31, 2003. Management's representations to Grant Thornton LLP at the outset appear to Grant Thornton LLP to be questionable, its conduct in initially resisting Grant Thornton LLP's efforts in contacting the recipients of the confirmations, and management's involvement in the confirmation process cause Grant Thornton LLP to no longer be able to rely on the representations of management. Grant Thornton LLP is no longer willing to be associated with the financial statements prepared by management.

The Company disagrees with Grant Thornton LLP's judgments in this matter. The Company believes that the contracts, although containing some ambiguity, do permit the current use of estimated breakage, and that this interpretation is the more reasonable interpretation, particularly in light of the disclosure of such use in the Company's financial statements and the course of conduct of the Company and the customers subsequent to the execution of the contracts. The independent third party legal analysis of the contracts also states that while ambiguity does exist in the contracts, that the Company's interpretation is reasonable. The Company believes that its contacts with its customers regarding the confirmation letters were in the nature of ministerial contacts and did not influence the nature of the customers' responses. Of the four confirmations letters sent, four were returned. The Company believes that one customer clearly supported the

Company's representations. One confirmation letter referred to the contract and said that the contract "speaks for itself". A third confirmation indicated that the customer could not give the requested confirmation, but referred to the contract itself. The Company does not have a copy of the fourth confirmation letter in its possession. Accordingly, the Company believes it representations to Grant Thornton LLP are reliable and the Company's disagrees with Grant Thornton LLP's judgment.

The Company's Board of Directors has discussed these disagreements with Grant Thornton LLP.

The Company has authorized Grant Thornton LLP to respond fully to the inquiries of any successor accountant concerning the subject matter of such disagreements.

(C)   Grant Thornton LLP has advised the Company that information has come to its attention during the time period covered by the fiscal year ended March 31, 2002, fiscal year ended March 31, 2003, and the period subsequent thereto, that has caused Grant Thornton LLP to be unwilling to rely on management's representations or to be associated with the registrant's financial statements. For an explanation, see response to Item (B), above.

(D)   Grant Thornton LLP has determined that its report on the Company's financial statements for the year ended March 30, 2002, can no longer be relied upon. For an explanation, see response to Item (B), above.

(a)(3)   The Company has provided Grant Thornton LLP with a copy of the disclosures the Company is making in response to Item 304 of Regulation S-K. The Company has requested Grant Thornton LLP to furnish the Company with a letter addressed to the Commission stating whether it agrees with the statements made by the Company in response to this Item 304 of Regulation S-K, and, if not, stating the respects in which it does not agree. Said letter is attached as Exhibit A hereto.

(b)   As of December 31, 2002, and March 31, 2003, the advance on restricted cash representing "estimated breakage" was $1,894,902 (unaudited) and $4,605,918, (unaudited), respectively. The Company has not yet finished compiling the "estimated breakage" advance on restricted cash for the interim periods of June 30, 2003 and September 30, 2003 due to the delay in filing the Form 10-KSB for the fiscal year ended March 31, 2003 as a result of the events leading to the resignation of the Company's accountants. Additionally, the Company has not provided for any potential claims and there would be additional disclosure requirements if the method of accounting for "estimated breakage" that Grant Thornton LLP apparently would have concluded was required.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Date: October 28, 2003   NBO SYSTEMS, INC.

                                        By:/s/ Keith A. Guevara
                                             Keith A. Guevara
                                             President